Filed Pursuant to Rule 433

Registration No. 333-126811

December 20, 2006

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches iPathSM Exchange Traded Note

Linked to the MSCI India Total Return IndexSM

New York, NY (December 20, 2006) – Barclays Bank PLC announced today the launch of iPathSM MSCI India IndexSM Exchange Traded Note (ETN) on the New York Stock Exchange under the ticker symbol “INP.” It is the first iPath ETN that offers exposure to an emerging market. The new iPath ETN is linked to the MSCI India Total Return IndexSM, which is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index currently comprises the top 68 companies by market capitalization listed on the National Stock Exchange of India.

“The iPathSM MSCI India IndexSM ETN helps investors, large and small, overcome challenges in accessing India, which has experienced strong economic growth and become one of the largest economies in the world,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas, at Barclays Capital. “iPath ETNs are innovative investment products that were introduced in June 2006 to provide access to difficult-to-reach markets and are listed on the NYSE.”

iPath ETNs are senior, unsecured, unsubordinated debt securities linked to the performance of a market index and issued by Barclays Bank PLC. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability. Subject to requirements described in the prospectus, the securities may be redeemed weekly from the Issuer in large, institutional blocks (typically, 50,000 securities). A redemption charge will apply.

The pricing supplement can be found on the SEC website at: http://www.sec.gov/Archives/edgar/data/312070/000093041306008703/c45816_424b2.htm

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer; Barclays Capital Inc. is the issuer’s agent; and Barclays Global Investors Services (BGIS), an affiliate, assists in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 641,000 businesses in the UK.

Barclays global retail and commercial banking operation, has over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8 million retail customers in South Africa.

Barclaycard is one of the leading credit card businesses in Europe, and has 11.2 million UK customers and 5.3 million international cards in issue.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world’s largest asset managers and a leading provider of investment management products and services. The total assets under management at June 30, 2006 were $1.6 trillion. BGI is the leader in assets and products in exchange traded funds (ETFs) with more than 180 ETFs globally.

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At June 30, 2006, total client assets were £85 billion.

iPath ETNS

For further information about the iPath ETNs go to: http://www.ipathetn.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Common stock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; the inflationary environment in the emerging market; regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are service marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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